GOLD CAMP CRIPPLE CREEK COLORADO, INC.
1 FULTON AVENUE
SHAWNEE TOWN, ILLINOIS 62984

June 14, 2005

Ms. Beverly Singleton
Staff Accountant
United States Securities and Exchange Commission
Department of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Gold Camp Cripple Creek Colorado, Inc.
Item 4.01 Form 8-K
Filed June 2, 2005
File No. 0-32993

Dear Ms. Singleton:

This will acknowledge receipt by Gold Camp Cripple Creek Colorado, Inc. (the “Company”) of your letter of comment dated June 10, 2005 with regard to the above referenced filing. The responses of the Company, which reference your comment numbers, follow.

Comment 1.

An amended Item 4.01 Form 8-K is being filed by the Company with this response letter, incorporating the language cited in your comment number 1.

Comment 2.

An updated letter from Chavez & Koch, Business Consultants & CPA’s, the former auditors for the Company, is being filed with the amended Item 4.01 8-K, indicating their agreement with the statements made in that filing.

Should you have any further questions, please contact the undersigned at 760-240-2401 or counsel to the Company, Philip J. Englund, at 760-753-3464. Thank you.

Very truly yours,

/s/ John Schaffer

John Schaffer
Secretary